Exhibit 99.1

Mixed Martial Arts Group Limited Announces Pricing of $5.0 Million Underwritten Offering

New York, NY, June 17, 2025 — Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), announced today the pricing of an underwritten public offering of 6,578,948 ordinary shares (or pre-funded warrants to purchase ordinary shares in lieu thereof) at a public offering price of $0.76 per share (the “Offering”). The aggregate gross proceeds to MMA from the Offering are expected to be approximately $5.0 million, before deducting underwriting discounts and commissions and other estimated offering expenses payable by MMA. The Offering is expected to close on June 18, 2025, subject to the satisfaction of customary closing conditions.

MMA intends to use the net proceeds from the Offering for product development, marketing and advertising expenses, scaling up its sales efforts, and for general working capital and corporate purposes.

The Offering is being conducted on a firm commitment basis. WestPark Capital, Inc. acted as the Sole Book-Runner in connection with the Offering.

The securities described above are being offered pursuant to a registration statement on Form F-1 (File No. 333-287694), which was declared effective by the Securities and Exchange Commission (the “SEC”) on June 12, 2025. The Offering is being made only by means of a written prospectus that forms a part of the registration statement. A final prospectus relating to the Offering will be filed with the SEC. When available, copies of the final prospectus relating to the Offering may be obtained from WestPark Capital, Inc., 1800 Century Park East, Suite 220, Los Angeles, CA 90077, tel: 310-203-2919, e-mail: jstern@wpcapital.com and will be available on the SEC’s website.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Safe Harbor Statement

This press release may include forward-looking statements. Any statements contained herein regarding the closing of the Offering, our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC and in the prospectus for the Offering. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC and in the prospectus for the Offering to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc

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